FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: December 4, 2006


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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            4 December 2006, Holding(s) in Company

Exhibit 99


                             SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
UNILEVER PLC

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Registered Holders/Account Designation - Holding

Bank of Ireland/426360 - 16,822

Bank of New York - 87,667

Barclays Capital Nominees Limited - 6,814,694

Barclays Global Investors Canada - 93,093

Barclays Trust Co & Others - 59,525

Barclays Trust Co DMC69 - 18,931

Barclays Trust Co R69 - 337,283

BNP PARIBAS - 3,207

CHASE NOMINEES LTD/16376 - 665,613

CHASE NOMINEES LTD/28270 - 440,232

CIBC MELLON GLOBAL SECURITIES - 2,417

Clydesdale Nominees HGB0125/63919101 - 1,366

Clydesdale Nominees HGB0125/63921301 - 948

Clydesdale Nominees HGB0125/68640801 - 3,150

Clydesdale Nominees HGB0125/69296301 - 1,796

Clydesdale Nominees HGB0125/69720501 - 2,009

Clydesdale Nominees HGB0125/69721301 - 2,009

Clydesdale Nominees HGB0125/69771001 - 14,850

Clydesdale Nominees HGB0125/69772801 - 14,850

Clydesdale Nominees HGB0125/100271101 - 1,500

Clydesdale Nominees HGB0125/120131501 - 4,309

Clydesdale Nominees HGB0125/120143901 - 16,071

Durlacher Nominees Ltd - 164,513

Gerrard Nominees Limited/6023944 - 450

Gerrard Nominees Limited/605704 - 405

Gerrard Nominees Limited/607205 - 1,250

Gerrard Nominees Limited/607486 - 270

Gerrard Nominees Limited/608300 - 675

Gerrard Nominees Limited/617906 - 450

Gerrard Nominees Limited/621942 - 281

Gerrard Nominees Limited/6221942 - 225

Gerrard Nominees Limited/631118 - 2,135

Gerrard Nominees Limited/637739 - 281

Gerrard Nominees Limited/637739 - 1,530

Gerrard Nominees Limited/643975 - 900

Gerrard Nominees Limited/650668 - 855

Gerrard Nominees Limited/653035 - 855

Gerrard Nominees Limited/658729 - 315

Gerrard Nominees Limited/659645 - 602

Gerrard Nominees Limited/659792 - 292

Gerrard Nominees Limited/660430 - 468

Gerrard Nominees Limited/660968 - 1,773

Gerrard Nominees Limited/770101 - 1,912

Greig Middleton Nominees Limited (GM1) - 512,508

Greig Middleton Nominees Ltd (GM3)/126066DA - 742

Greig Middleton Nominees Ltd (GM3)/220805DN - 36,575

Greig Middleton Nominees Ltd (GM3)/523475DN - 45,000

Investors Bank and Trust Co. - 4,171,762

Investors Bank and Trust Co. - 7,996,422

JP Morgan (BGI Custody)/16331 - 314,218

JP Morgan (BGI Custody)/16338 - 76,361

JP Morgan (BGI Custody)/16341 - 716,138

JP Morgan (BGI Custody)/16342 - 172,500

JP Morgan (BGI Custody)/16400 - 9,839,804

JP Morgan (BGI Custody)/17011 - 22,571

JP Morgan (BGI Custody)/18408 - 104,195

JPMorgan Chase Bank - 40,819

JPMorgan Chase Bank - 123,821

JPMorgan Chase Bank - 1,409,756

JPMorgan Chase Bank - 94,648

MELLON TRUST OF NEW ENGLAND - 3,265

Master Trust Bank - 8,889

Mellon Trust - US CUSTODIAN - 53,417

Mitsui Asset - 21,663

Northern Trust Bank - BGI SEPA - 13,474

R C Greig Nominees Limited - 3,202,258

R C Greig Nominees Limited a/c AK1 - 1,157,407

R C Greig Nominees Limited a/c BL1 - 163,022

R C Greig Nominees Limited a/c CM1 - 60,986

R C Greig Nominees Limited GP1 - 257,321

R C Greig Nominees Limited SA1 - 105,470

Reflex Nominees Limited - 2,103

State Street Bank & Trust - WI - 19,340

State Street Boston - 587,563

State Street Trust of Canada - 5,605

The Northern Trust Company - U - 3,942

Trust & Custody Services Bank - 49,045

Zeban Nominees Limited - 143,865

Total - 40,319,254

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
ORDINARY SHARES OF 3 1/9P EACH

10. Date of transaction
27 November 2006

11. Date company informed
01  December 2006

12. Total holding following this notification
40,319,254

13. Total percentage holding of issued class following this notification
3.08%

14. Any additional information
 None

15. Name of contact and telephone number for queries
Stuart Weeks 020 7822 5190

16. Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

Date of notification
04 December 2006